Exhibit 99.2
MFC Bancorp Ltd.
Compensation Committee Charter
I. Purpose of Compensation Committee of MFC Bancorp Ltd. (the “Corporation”)
The purpose of the Compensation Committee (the “Committee”) is to:
1.	Oversee the Corporation’s compensation and benefit plans, policies and practices, including its executive compensation plans and incentive-compensation and equity-based plans.

2.	Produce an annual report on executive compensation for inclusion in the Corporation’s annual report or proxy statement, in accordance with all applicable rules and regulations.

3.	Monitor and evaluate, at the Committee’s sole discretion, matters relating to the compensation and benefits structure of the Corporation.

4.	Take such other actions within the scope of this Compensation Committee Charter (this “Charter”) as the Board of Directors of the Corporation (the “Board”) may assign to the Committee from time to time or as the Committee deems necessary or appropriate.
The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.
The basic responsibility of the directors of the Committee is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Corporation and its shareholders. In discharging that responsibility, the Committee should be entitled to rely on the honesty and integrity of the Corporation’s senior executives and its outside advisors and auditors, to the extent it deems necessary or appropriate.
II. Composition
The Committee shall be composed of members of the Board, the number of which shall be fixed from time to time by resolution adopted by the Board. Each director of the Committee shall be determined by the Board to satisfy the independence requirements established by the rules and regulations of the Securities and Exchange Commission (the “SEC”) and The Nasdaq Stock Market (“Nasdaq”); provided that one director who does not meet the Nasdaq independence criteria may serve on the Committee pursuant to the “exceptional and limited circumstances” exception as provided under the rules of Nasdaq. In addition, the Committee shall be comprised of at least two or more of the directors shall qualify as (a) “non-employee” directors within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (b) “outside” directors within the meaning of Treasury Regulation Section 1.162- 27(e)(3) under Section 162(m) of the Internal Revenue Code of 1986, as amended.

III. Authority
The Committee shall have the authority to (i) retain (at the Corporation’s expense) its own legal counsel and other advisors and experts that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities, including, without limitation, the retention of a compensation consultant to assist the Committee in evaluating director and executive officer compensation; and (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities. In addition, the Committee shall have the authority to request any officer, director or employee of the Corporation, or any other persons whose advice and counsel are sought by the Committee, such as members of the Corporation’s management or the Corporation’s outside legal counsel and independent accountants, to meet with the Committee or any of its advisors and to respond to their inquiries.
The Committee may form subcommittees for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate.
IV. Appointing Members
The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, or unless such member shall resign or be removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee shall automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to be “independent” as required in Section II above of this Charter. Vacancies on the Committee will be filled by the Board.
V. Chairperson
The Board, or in the event of its failure to do so, the directors of the Committee, must appoint a chairperson from the directors of the Committee (the “Chairperson”). If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the directors present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee may appoint a secretary who need not be a director of the Board or Committee.
VI. Meetings
The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the directors thereof provided that:
1.	A quorum for meetings shall be two directors, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other. The Committee shall act on the affirmative vote of a majority of directors present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting.

2.	The Committee shall meet as often as it deems necessary, but not less frequently than once each year.

3.	Notice of the time and place of every meeting shall be given in writing or facsimile communication to each director of the Committee at least 72 hours prior to the time of such meeting.
The Committee shall maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee shall make regular reports of its meetings to the Board, directly or through its Chairperson, accompanied by any recommendations to the Board approved by the Committee.
VII. Specific Duties
In meeting its responsibilities, the Committee is expected to:
1.	Review and approve at least annually the corporate goals and objectives of the Corporation’s executive compensation plans, incentive-compensation and equity based plans and other general compensation plans (the “Corporation Plans”), and amend, or recommend that the Board amend, these goals and objectives if the Committee deems it appropriate.

2.	Review at least annually the Corporation Plans in light of the Corporation’s goals and objectives with respect to such plans, and, if the Committee deems it appropriate, adopt, or recommend to the Board the adoption of new, or the amendment of existing, Corporation Plans.

3.	Evaluate annually the performance of the chief executive officer of the Corporation (“CEO”), the other executive officers of the Corporation and the chairman of the Board (collectively, the “Corporation Executives”) in light of the goals and objectives of the Corporation Plans, and based on this evaluation, set his or her total compensation, including, but not limited to (a) the annual base salary level, (b) the annual incentive opportunity level, (c) the long-term incentive opportunity level, (d) employment agreements, severance agreements, and change-in-control agreements and provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits, including, but not limited to, perquisites. In determining the long-term incentive component of each Corporation Executive’s compensation, the Committee shall consider all relevant factors, including the Corporation’s performance and relative shareholder return, the value of similar incentive awards to persons with comparable positions at comparable companies, and the awards given to each Corporation Executive in past years.

4.	Review at least annually and make recommendations to the Board with respect to the compensation of all directors of the Corporation, taking into consideration compensation paid to directors of comparable companies and the specific duties of each director.

5.	Monitor and assess the Corporation’s compliance with the requirements established under the Sarbanes-Oxley Act of 2002 and other applicable laws, rules and regulations relating to compensation arrangements for directors and executive officers.

6.	Issue an annual report on executive compensation for inclusion in the Corporation’s annual report or proxy statement, in accordance with applicable rules and regulations.

7.	Review all equity compensation plans that are not subject to shareholder approval under the listing standards of Nasdaq and to approve such plans in its discretion.

8.	Oversee the compensation and benefits structure applicable to the Corporation’s officers and directors, including, but not limited to, incentive compensation and equity-based compensation, provided that, at the Committee’s sole discretion, it may submit such matters as it determines to be appropriate to the Board for the Board’s approval or ratification.

9.	In its sole discretion, retain, amend the engagement with, and terminate any compensation consultant used to assist the Committee in evaluating any officer or director compensation. The Committee shall also have the sole authority to approve the fees and other retention terms of the consultants and to cause the Corporation to pay such fees and expenses of such consultants. The Committee shall also have the authority, in its sole discretion, to obtain advice and assistance from internal or external legal, accounting or other advisors, to approve the fees and expenses of such outside advisors, and to cause the Corporation to pay such fees and expenses of such outside advisors.

10.	Review and evaluate at least annually its own performance with respect to its compensation functions, and to submit itself to the review and evaluation of the Board.

11.	Review and reassess the adequacy of this Charter at least annually and recommend any proposed changes to the Board for approval.

12.	Perform such other functions consistent with this Charter, the Corporation’s bylaws and governing law, as the Committee or the Board deems necessary or appropriate.